Exhibit 99.2

EXPLANATORY NOTE

Studio City Finance Limited’s Quarterly Report

for the Three and Six Months Ended June 30, 2014

This quarterly report serves to provide holders of Studio City Finance Limited’s US$825,000,000 8.50% senior notes due 2020 (the “Studio City Notes”) with Studio City Finance Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three and six months ended June 30, 2014, together with the related information, pursuant to the terms of the indenture, dated November 26, 2012, relating to the Studio City Notes. Studio City Finance Limited is a subsidiary of Melco Crown Entertainment Limited.

Studio City Finance Limited

Report for the Second Quarter of 2014

TABLE OF CONTENTS

INTRODUCTION	1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	3

EXCHANGE RATE INFORMATION	4

FINANCIAL CONDITION AND RESULTS OF OPERATIONS	5

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-1

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•	“Additional Development” refers to the additional second phase development project on the Studio City site, which is expected to include an additional 5-star luxury hotel and related facilities, retail, entertainment and gaming expansion capacity;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“HK$” and “H.K. dollars” refer to the legal currency of Hong Kong;

•	“HKSE” refers to The Stock Exchange of Hong Kong Limited;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“Macau” refers to the Macau Special Administrative Region of the People’s Republic of China;

•	“MCE” refers to Melco Crown Entertainment Limited, a company incorporated in the Cayman Islands whose shares are listed on both the NASDAQ Global Market and HKSE, and which, through its subsidiary MCE Cotai Investments Limited, owns a 60% interest in SCI;

•	“New Cotai Holdings” refers to New Cotai Holdings, LLC, a company incorporated in Delaware, the United States on March 24, 2006 under the laws of Delaware, primarily owned by U.S. investment funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P.;

•	“New Cotai” refers to New Cotai, LLC, a Delaware limited liability company owned by New Cotai Holdings;

•	“Patacas” and “MOP” refer to the legal currency of Macau;

•	“Project Costs” refer to the construction and development costs and other project costs, including licensing, financing, interest, fees and pre-opening costs, of the Studio City Project, as subsequently amended in accordance with the Studio City Project Facility;

•	“SCI” refers to Studio City International Holdings Limited (formerly known as Cyber One Agents Limited), a company incorporated in the British Virgin Islands with limited liability, and an indirect parent of our company;

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau to be developed, consisting of the Studio City Project and the Additional Development;

•	“Studio City Holdings” refers to Studio City Holdings Limited, a company incorporated in the British Virgin Islands and our immediate holding company;

•	“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013, entered into between, among others, Studio City Company Limited as borrower and certain subsidiaries as guarantors for a total sum of HK$10,855,880,000 (equivalent to approximately US$1.4 billion) and consisting of a delayed draw term loan facility and revolving credit facility;

•	“Studio City Project” or the “Project” refers to the first phase of our project to develop the Studio City site into a large-scale integrated leisure resort called “Studio City” combining 5-star luxury hotel and related facilities, gaming capacity, retail, attractions and entertainment venues (including a multipurpose entertainment studio);

•	“US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

•	“we”, “us”, “our company” and “our” refer to Studio City Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2014.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Moreover, because we operate in a heavily regulated and evolving industry, may become highly leveraged, and operate in Macau, a market that has recently experienced extremely rapid growth and intense competition, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

EXCHANGE RATE INFORMATION

Although we will have certain expenses and revenues denominated in Patacas, our revenues and expenses will be denominated predominantly in H.K. dollars and in connection with a portion of our indebtedness and certain expenses, U.S. dollars. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars in this quarterly report were made at a rate of HK$7.78 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and it, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on June 30, 2014 in New York City for cable transfers in H.K. dollar per U.S. dollar, as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board of the United States, or the Federal Reserve Board, was HK$7.7502 to US$1.00. On August 15, 2014, the noon buying rate was HK$7.7500 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this quarterly report were made at the exchange rate of MOP8.0134 = US$1.00. The Federal Reserve Board does not certify for customs purposes a noon buying rate for cable transfers in Patacas.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2013. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Results of Operations

We are currently developing the Studio City Project, and as a result there is no revenue and cash provided by our intended operations. Accordingly, the activities reflected in our unaudited condensed consolidated statements of operations mainly relate to general and administrative expenses, amortization of land use right, interest expenses, other finance costs and pre-opening costs. Consequently, we have incurred losses to date and expect these losses to continue to increase until we commence commercial operations with the planned opening of the Studio City Project in mid-2015.

Three Months Ended June 30, 2014 Compared to Three Months Ended June 30, 2013

For the second quarter of 2014, we had a net loss of US$14.3 million, a decrease of US$8.2 million from a net loss of US$22.6 million for the second quarter of 2013, primarily due to higher interest capitalization upon our continuous development on Studio City, partially offset by an increase in pre-opening costs.

Amortization of land use right expenses for the second quarter of 2014 were US$3.0 million, in-line with the same period in 2013.

Pre-opening costs for the second quarter of 2014 were US$4.2 million, compared to US$0.7 million incurred for the second quarter of 2013. The increase in pre-opening costs of US$3.4 million was primarily due to the consultancy fee in connection with the start-up operations of Studio City incurred in the second quarter of 2014.

Interest expenses (net of capitalized interest of US$18.1 million) for the second quarter of 2014 were US$35 thousand, compared to US$11.8 million (net of capitalized interest of US$7.9 million) for the second quarter of 2013. The decrease in interest expenses (net of capitalized interest) of US$11.7 million was primarily due to a higher interest capitalization of US$10.2 million associated with the Studio City construction and development projects.

Other finance costs for the second quarter of 2014 of US$6.4 million, included US$0.1 million of amortization of deferred financing costs (net of capitalization of US$0.3 million) associated with the Studio City Notes issued in November 2012 and loan commitment fees of US$6.3 million associated with the Studio City Project Facility which became effective from January 28, 2013.

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

For the six months ended June 30, 2014, we had a net loss of US$27.8 million, a decrease of US$16.3 million from a net loss of US$44.1 million for the six months ended June 30, 2013, primarily due to higher interest capitalization upon our continuous development on Studio City, partially offset by an increase in pre-opening costs.

Amortization of land use right expenses for the six months ended June 30, 2014 were US$6.1 million, in-line with the same period in 2013.

Pre-opening costs for the six months ended June 30, 2014 were US$5.0 million, compared to US$1.4 million incurred for the six months ended June 30, 2013. The increase in pre-opening costs of US$3.6 million was primarily due to the consultancy fee in connection with the start-up operations of Studio City incurred for the six months ended June 30, 2014.

Interest expenses (net of capitalized interest of US$34.1 million) for the six months ended June 30, 2014 were US$2.3 million, compared to US$24.7 million (net of capitalized interest of US$13.7 million) for the six months ended June 30, 2013. The decrease in interest expenses (net of capitalized interest) of US$22.4 million was primarily due to a higher interest capitalization of US$20.4 million associated with the Studio City construction and development projects.

Other finance costs for the six months ended June 30, 2014 of US$13.1 million, included US$0.6 million of amortization of deferred financing costs (net of capitalization of US$0.3 million) associated with the Studio City Notes issued in November 2012 and loan commitment fees of US$12.5 million associated with the Studio City Project Facility which became effective from January 28, 2013.

Liquidity and Capital Resources

We have relied and intend to rely on shareholder equity contributions and/or subordinated loans from our shareholders, net proceeds from Studio City Notes and a portion of the Studio City Project Facility to meet our development project needs through the opening of the Studio City Project. As a company relying on such financing sources, our working capital balance may be negative from time to time as the source of funds will be from long-term debt while our liabilities are current. In addition, we expect our cash outflow to increase as we will have substantial payment obligations relating to various development capital expenditure, pre-opening and working capital expenses and debt financing obligations during the construction period.

As of June 30, 2014, we held restricted cash and cash equivalents of approximately US$487.7 million. The restricted cash is comprised of unspent proceeds from offering of Studio City Notes, which were restricted only for payment of Project Costs of the Studio City Project in accordance with Studio City Notes and Studio City Project Facility terms.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	(In thousands of US$)

Net cash used in operating activities	$(12,029)	$(29,528)	$(19,285)	$(29,903)
Net cash provided by (used in) investing activities	15,247	(12,436)	23,444	(84,237)
Net cash (used in) provided by financing activities	(3,218)	41,964	(4,159)	114,140

Net change in cash and cash equivalents	—	—	—	—
Cash and cash equivalents at beginning of period	—	—	—	—

Cash and cash equivalents at end of period	$—	$—	$—	$—

Operating Activities

We are currently developing the Studio City Project and therefore there is no revenue and cash generated from our intended operations. Net cash used in operating activities during the presented periods in this quarterly report mainly represents general and administrative expenses, pre-opening costs and loan commitment fees associated with Studio City Project Facility paid during the period. For the three months ended June 30, 2014 and 2013, net cash used in operating activities were US$12.0 million and US$29.5 million, respectively. While for the six months ended June 30, 2014 and 2013, net cash used in operating activities were US$19.3 million and US$29.9 million, respectively. The decrease in net cash used in operating activities for the three and six months ended June 30, 2014 compared to the same periods in 2013 was primarily due to the increase in interest capitalization.

Investing Activities

Net cash provided by investing activities was US$15.2 million for the three months ended June 30, 2014, as compared to US$12.4 million used in investing activities for the three months ended June 30, 2013, primarily due to decrease in restricted cash of US$147.0 million, partially offset by capital expenditure payment of US$122.1 million and advance payments and deposits for acquisition of property and equipment of US$9.6 million.

The decrease in restricted cash of US$147.0 million was primarily due to withdrawal and payment of Studio City Project Costs during the three months ended June 30, 2014 from bank accounts that are restricted for Studio City Project Costs in accordance with the terms of Studio City Notes and Studio City Project Facility.

Net cash used in investing activities was US$12.4 million for the three months ended June 30, 2013, primarily due to capital expenditure payment of US$57.2 million and advance payments and deposits for acquisition of property and equipment of US$12.9 million, partially offset by the decrease in restricted cash of US$57.6 million.

The decrease in restricted cash of US$57.6 million was primarily due to withdrawal and payment of Studio City Project Costs of US$100.2 million during the three months ended June 30, 2013 from bank accounts that are restricted for Studio City Project Costs in accordance with the terms of Studio City Notes and Studio City Project Facility, partially offset by the funds transfer from Studio City Holdings, our immediate holding company, of US$42.6 million as described below.

Net cash provided by investing activities was US$23.4 million for the six months ended June 30, 2014, as compared to US$84.2 million used in investing activities for the six months ended June 30, 2013, primarily due to decrease in restricted cash of US$281.3 million, partially offset by capital expenditure payment of US$201.8 million, advance payments and deposits for acquisition of property and equipment of US$32.8 million and land use right payment of US$23.2 million.

The decrease in restricted cash of US$281.3 million was primarily due to withdrawal and payment of Studio City Project Costs during the six months ended June 30, 2014 from bank accounts that are restricted for Studio City Project Costs in accordance with the terms of the Studio City Notes and Studio City Project Facility.

Net cash used in investing activities was US$84.2 million for the six months ended June 30, 2013, primarily due to capital expenditure payment of US$113.3 million, advance payments and deposits for acquisition of property and equipment of US$38.6 million and land use right payment of US$22.1 million, partially offset by decrease in restricted cash of US$89.7 million.

The decrease in restricted cash of US$89.7 million was primarily due to withdrawal and payment of Studio City Project Costs of US$258.3 million during the six months ended June 30, 2013 from bank accounts that are restricted for Studio City Project Costs in accordance with the terms of the Studio City Notes and Studio City Project Facility, partially offset by the funds transfer from Studio City Holdings, our immediate holding company, of US$168.6 million as described below.

Financing Activities

Net cash used in financing activities was US$3.2 million for the three months ended June 30, 2014, primarily due to the settlement of debt issuance costs of US$3.2 million associated with Studio City Project Facility.

Net cash provided by financing activities was US$42.0 million for the three months ended June 30, 2013, primarily from the advances from Studio City Holdings, our immediate holding company, which are unsecured and non-interest bearing, of US$42.6 million. The advances from Studio City Holdings of US$42.6 million were sourced through capital injections from MCE and New Cotai, shareholders of SCI. These were offset in part by the prepaid debt issuance costs of US$0.6 million associated with Studio City Project Facility.

Net cash used in financing activities was US$4.2 million for the six months ended June 30, 2014, primarily due to the settlement of debt issuance costs of US$4.2 million associated with Studio City Project Facility.

Net cash provided by financing activities was US$114.1 million for the six months ended June 30, 2013, primarily from the advances from Studio City Holdings, our immediate holding company, which are unsecured and non-interest bearing, of US$168.6 million. The advances from Studio City Holdings of US$168.6 million were sourced through capital injections from MCE and New Cotai, shareholders of SCI. These were offset in part by the prepaid debt issuance costs of US$52.9 million associated with Studio City Project Facility and payment of debt issuance cost associated with Studio City Notes of US$1.6 million.

Indebtedness and Capital Contributions

As of June 30, 2014, our indebtedness amounted to US$825.0 million, which represented the outstanding principal balance under the Studio City Notes. There was no change in our indebtedness as of June 30, 2014 as compared to March 31, 2014.

Under our Studio City Project Facility, we have HK$10,855,880,000 (equivalent to approximately US$1.4 billion), comprising a five year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) delayed draw term loan facility and a HK$775,420,000 (equivalent to approximately US$100.0 million) revolving credit facility. On July 28, 2014, we successfully drew down the entire delayed draw term loan facility under our Studio City Project Facility, with the revolving credit facility under the Studio City Project Facility remains available for future drawdown, subject to satisfaction of certain conditions precedent.

We have increased the construction budget for the first phase of Studio City from approximately US$2.0 billion to approximately US$2.3 billion. MCE and New Cotai, shareholders of SCI, have made available additional equity on a pro rata basis to partially fund such budget increase. However, this cost estimate may be revised depending on a number of variables, including receipt of all necessary governmental approvals, the final design and development plan, funding costs, the availability of financing on terms acceptable to us, an prevailing market conditions.

For the purpose of financing the first phase of Studio City, we successfully offered the US$825.0 million Studio City Notes and drew down the delayed draw term loan facility of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) under the Studio City Project Facility, in November 2012 and July 2014, respectively. As of the date of this quarterly report, MCE and New Cotai, shareholders of SCI, have contributed US$1,250.0 million to the first phase of Studio City in accordance with the shareholder agreement, including a completion guarantee support cash of US$225.0 million as required under the Studio City Project Facility.

Studio City Finance Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2014

Studio City Finance Limited

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	June 30, 2014	December 31, 2013
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Restricted cash	$424,367	$670,555
Amounts due from affiliated companies	1,674	1,812
Prepaid expenses and other current assets	2,891	3,922

Total current assets	428,932	676,289

PROPERTY AND EQUIPMENT, NET	1,010,988	722,344
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	210,698	231,268
RESTRICTED CASH	63,307	98,370
DEFERRED FINANCING COSTS	14,313	15,129
LAND USE RIGHT, NET	148,279	154,331

TOTAL ASSETS	$1,876,517	$1,897,731

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accrued expenses and other current liabilities	$132,029	$113,138
Amounts due to affiliated companies	2,360	102
Amount due to ultimate holding company	585	427

Total current liabilities	134,974	113,667

LONG-TERM DEBT	825,000	825,000
ADVANCE FROM IMMEDIATE HOLDING COMPANY	743,242	743,239
OTHER LONG-TERM LIABILITIES	30,328	20,678
LAND USE RIGHT PAYABLE	—	24,376

SHAREHOLDER’S EQUITY
Ordinary shares(1)	—	—
Additional paid-in capital	298,596	298,596
Accumulated other comprehensive loss	(65)	(65)
Accumulated losses	(155,558)	(127,760)

Total shareholder’s equity	142,973	170,771

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$1,876,517	$1,897,731

(1)	The authorized share capital of Studio City Finance Limited was 50,000 shares of US$1 par value per share, as of June 30, 2014 and December 31, 2013, 1 share of US$1 par value per share was issued and fully paid.

Studio City Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013

OPERATING REVENUE
Other revenue	$652	$742	$934	$1,316

OPERATING COSTS AND EXPENSES
General and administrative	(934)	(1,056)	(1,511)	(1,836)
Amortization of land use right	(3,026)	(3,026)	(6,052)	(6,052)
Depreciation	(2)	—	(2)	—
Pre-opening costs	(4,163)	(748)	(5,019)	(1,371)

Total operating costs and expenses	(8,125)	(4,830)	(12,584)	(9,259)

OPERATING LOSS	(7,473)	(4,088)	(11,650)	(7,943)

NON-OPERATING INCOME (EXPENSES)
Interest income	14	21	32	41
Interest expenses, net of capitalized interest	(35)	(11,783)	(2,261)	(24,708)
Other finance costs	(6,397)	(6,639)	(13,064)	(11,277)
Foreign exchange loss, net	(442)	(85)	(855)	(221)

Total non-operating expenses, net	(6,860)	(18,486)	(16,148)	(36,165)

NET LOSS	$(14,333)	$(22,574)	$(27,798)	$(44,108)

Studio City Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net cash used in operating activities	$(12,029)	$(29,528)	$(19,285)	$(29,903)

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for acquisition of property and equipment	(122,115)	(57,224)	(201,764)	(113,298)
Advance payments and deposits for acquisition of property and equipment	(9,600)	(12,853)	(32,842)	(38,560)
Payment for land use right	—	—	(23,201)	(22,083)
Changes in restricted cash	146,962	57,641	281,251	89,704

Net cash provided by (used in) investing activities	15,247	(12,436)	23,444	(84,237)

CASH FLOWS FROM FINANCING ACTIVITIES
Prepayment of deferred financing costs	(3,218)	(604)	(4,162)	(52,885)
Advance from immediate holding company	—	42,615	3	168,580
Payment of deferred financing costs	—	(47)	—	(1,555)

Net cash (used in) provided by financing activities	(3,218)	41,964	(4,159)	114,140

NET CHANGE IN CASH AND CASH EQUIVALENTS	—	—	—	—
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	—	—	—	—

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$—	$—	$—	$—

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(5,844)	$(23,449)	$(5,844)	$(23,449)

NON-CASH INVESTING ACTIVITY
Construction costs and property and equipment funded through accrued expenses and other current liabilities and other long-term liabilities	16,317	14,494	71,326	43,614

Studio City Finance Limited

Note to Unaudited Condensed Consolidated Financial Statements

1.	In June 2014, the Financial Accounting Standards Board (“FASB”) issued a pronouncement related to the financial statement presentation and disclosure for development stage entities. The amendments remove the topic of development stage entities from the FASB Accounting Standards Codification and eliminate all the incremental financial reporting requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and shareholder equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. The amendments related to the elimination of the incremental financial reporting requirements for development stage entities should be applied retrospectively. These amendments are effective for annual reporting periods beginning after December 15, 2014 with early adoption permitted. Studio City Finance Limited together with its subsidiaries (collectively referred to as the “Group”) has elected to early adopt these amendments and accordingly the incremental financial reporting requirements for development stage entities have not been included in the Group’s unaudited condensed consolidated financial statements for the three and six months ended June 30, 2014.